

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Sheila M. Anderson
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006-5128

      Re: Daktronics, Inc.
          Form 10-K for the Year Ended April 29, 2023
          Form 8-K furnished February 28, 2024
          File No. 001-38747

Dear Sheila M. Anderson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing